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Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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In the News

All Proposals Approved at Shareholder Meeting

Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds”—Bloomberg Markets May 2012

Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns”—Mutual Funds 2012

Press Release, February 17, 2012. Death of Richard Aster The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”—money usnews com June 1 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—

LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar

December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”—Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010

Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore”—Louis Rukeyser’s Mutual Funds July 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—Louis Rukeyser’s Mutual Funds June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund”—Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”—

Louis Rukeyser’s Mutual Funds June 2009

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll”—Forbes Magazine February 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King”—IR Magazine September 2007

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund's Rick Aster is profiled in Investor Relations Magazine's "Consistency King" - *IR Magazine September 2007*

Meridian Growth Fund included in Kiplinger's Mutual Funds 2007 Magazine's "15 funds we love" - *Kiplinger's Mutual Funds 2007 Magazine Spring 2007*

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine February 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - *Money February 2006*

Meridian Growth Fund included in Kiplinger's TOP 15 Picks - *Kiplinger's Mutual Funds 2006*

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - *USA Today March 3, 2006*

Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in "SmartMoney Fund Screen/Long-Term Winners"

More Articles Featuring Meridian

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© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.®

(“Meridian”)

Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund®

(each, a “Fund” and, collectively, the “Funds”)

Supplement dated July 17, 2012 to the Prospectus dated November 1, 2011, as supplemented

At a Joint Special Meeting of Shareholders held on June 19, 2012 (the “Meeting”), and at an adjourned session of the Meeting, held on July 10, 2012, shareholders of Meridian and the Funds approved the following proposals, as further described in the Joint Proxy Statement, dated May 10, 2012, distributed to shareholders of Meridian and the Funds:

• Director Election Proposal. Shareholders of Meridian voted to elect all five (5) director nominees, each to hold office for an indefinite term. Each of the nominees served as a Director on the Board of Directors prior to the Meeting.

• Management Agreement Proposal. Shareholders of each Fund approved the proposed investment management agreement between Meridian, on behalf of each Fund, and Aster Investment Management Co., Inc., the Funds’ investment adviser.

Accordingly, the Prospectus for each of the Funds is supplemented as follows:

In the section entitled “ORGANIZATION AND MANAGEMENT — MANAGEMENT FEES AND OTHER EXPENSES – Expenses”, the second paragraph is deleted in its entirety and replaced with the following:

The Investment Adviser has voluntarily agreed to reimburse certain expenses of the MERIDIAN EQUITY INCOME FUND® in order to limit aggregate operating expenses of the Fund to 1.25% of the Fund’s average net assets. With respect to this limit, the Investment Adviser reimbursed $1,193 to the MERIDIAN EQUITY INCOME FUND® during the fiscal year ended June 30, 2011.

PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE

MERIDIAN FUND, INC.®

(“Meridian”)

Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund®

(each, a “Fund” and, collectively, the “Funds”)

Supplement dated July 17, 2012 to the

Statement of Additional Information (the “SAI”) dated November 1, 2011, as supplemented

At a Joint Special Meeting of Shareholders held on June 19, 2012 (the “Meeting”), and at an adjourned session of the Meeting, held on July 10, 2012, shareholders of Meridian and the Funds approved the following proposals, as further described in the Joint Proxy Statement, dated May 10, 2012, distributed to shareholders of Meridian and the Funds:

• Director Election Proposal. Shareholders of Meridian voted to elect all five (5) director nominees, each to hold office for an indefinite term. Each of the nominees served as a Director on the Board of Directors prior to the Meeting.

• Management Agreement Proposal. Shareholders of each Fund approved the proposed investment management agreement between Meridian, on behalf of each Fund, and Aster Investment Management Co., Inc., the Funds’ investment adviser.

Accordingly, the SAI for each of the Funds is supplemented as follows:

1. In the section entitled “INVESTMENT MANAGEMENT”, all references to “Management Agreements” are deleted and replaced with “Management Agreement” and the second paragraph is deleted in its entirety and replaced with the following: Management Agreement — The Investment Management Agreement and Service Agreement between Meridian, on behalf of each Fund, and the Investment Adviser, dated July 13, 2012 (the “Management Agreement”), provides that the Investment Adviser will advise each Fund with respect to its investments and will determine the securities purchased or sold by the Funds.

2. In the section entitled “INVESTMENT MANAGEMENT”, the first two sentences in the footnote following the chart on p. 16 are deleted.

PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE